

Samuel Pro · 3rd

Building Technology and Growing Companies for Fun and Profit.

Greater Chicago Area · **Contact info**

500+ connections

Prewrite

University of Illinois at Chicago

Experience

Co-Founder and CEO

Prewrite
Jan 2017 – Present · 4 yrs 9 mos
Chicago, Illinois, United States

Prewrite is a new toolset for writing screenplays, visual shorthand for their content and quality, and powerful aid for connecting their supply with demand.

 Prewrite

Co-Founder and CEO

CommuteStream
Aug 2013 – Present · 8 yrs 2 mos
Chicago

Born out of TransitChatter's mobile ad delivery technology, CommuteStream is leading the way in mobile advertising on mass transit.

 Website    Bloomberg Article

Managing Member

Wrightwood Technologies Group LLC
Sep 2016 – Present · 5 yrs 1 mo
Chicago, IL

Providing technologies for the automation and improved performance of liquid-liquid chromatography instrumentation.

 INTRODUCING: THE FPS

CTO/Lead Technologist

Baseball Tech
Mar 2018 – Present · 3 yrs 7 mos
Shavano Park, TX

Lead R&D of "The Boss" a Bluetooth-enabled smart training device for baseball.

 Baseball Tech Website    Patent - Sports throwing motion...

Co-founder and CEO

TransitChatter Group LLC
Apr 2012 – Present · 9 yrs 6 mos
Chicago

Originally founded around the "TransitChatter" mobile apps, we have since grown to focus on developing technologies for the monetization of mass transit. We build end-to-end ad-tech solutions and brands for our own use, as well as providing specialized contract-based R&D.

 Explainer Video

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Education



University of Illinois at Chicago
Bachelor of Science (BS), Computer Science, **4.49**
2001 – 2006



Newman Central Catholic High School
1997 – 2001